Mail Stop 3561

November 21, 2006

Via Fax & U.S. Mail

Mr. Robert L. Steer, Chief Financial Officer
Seaboard Corporation
9000 W. 67th Street
Shawnee Mission, Kansas 66202

> **Re:    Seaboard Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 7, 2006**
> **File No. 001-03390**

Dear Mr. Steer:

We have reviewed your response letter dated November 15, 2006 and have the following comments.  Unless otherwise indicated, we think you should revise your document in future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.  Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Annual Report on Form 10-K for the year ended December 31, 2005</u>

<u>Notes to Consolidated Financial Statements, page 31</u>
<u>Note 1. Summary of Significant Accounting Policies, page 31</u>
<u>Cash and cash equivalents, page 32</u>

1.    If amounts in response to our prior comment 4 that represent true bank overdrafts are not material, please clarify your statement on page 32 which indicates "Included in accounts payable are outstanding checks <u>in excess</u> of cash balances of  $31,006,000 and $31,866,000, respectively" at December 31, 2005 and 2004. Please clarify what is meant by "in excess," as your response indicates that such amounts are not bank overdrafts, however, it appears as though checks payable above the amount of cash on hand represents an overdraft.  Please advise or revise as appropriate.  We may have further comment upon receipt of your response.

<u>Note 2. Acquisitions, Disposition and Repurchase of Minority Interest, page 36</u>

2.    Given that your response to our prior comment 9 discloses that SBF's EBITDA is expected to decline, and also, the fact that record pork prices existed in 2005 and are expected to decline, please tell us why the fair value of the put option decreased.  It appears as though if SBF is performing worse than when Daily's acquired their 4.74%, they would be more likely to put their shares back to the company in order to avoid the losses expected.  Please advise.

<u>Note 13. Segment Information, page 54</u>

3.    We note from your response to our prior comment 17 that you continue to believe that your major power customers will pay the past due amounts, however at a discount. Please provide us with your rationale for your conclusion given that the funding to these customers from the DR government is only for current energy production.  Include any communications you have had with your customers which support your conclusion that these past due amounts will be paid.

You may contact Heather Tress at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief